UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             Ohana Enterprises, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                   89102P 20 3
                                 (CUSIP Number)


           Richard D. Surber, 268 West 400 South, Salt Lake City, Utah
       84101, (801) 575-8073 (Name, address and telephone number of person authorized to receive notices and communications)


                                February 18, 2003
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).







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                                  SCHEDULE 13D
CUSIP No. 89102P 20 3

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Hudson Consulting Group, Inc. ("Hudson")


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (X )
                                                                      (B) (   )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Hudson is Incorporated in the State of Nevada. Hudson does business in the State of Utah.

                           7)  SOLE VOTING POWER                     11,407,268
NUMBER OF
SHARES
                           ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                            0
OWNED BY
EACH
                           ----------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                           150,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER             11,257,268

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,407,268

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.2%

14)  TYPE OF REPORTING PERSON
         CO




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                                  SCHEDULE 13D
CUSIP No. 89102P 20 3

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard D. Surber ("Surber)


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (X )
                                                                       (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION Surber is a United States Citizen.

                           7)  SOLE VOTING POWER                              0
NUMBER OF
SHARES
                           ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                   11,407,268
OWNED BY
EACH
                            ---------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                                  0
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER             11,407,268

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.2%

14)  TYPE OF REPORTING PERSON
IN



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                                  SCHEDULE 13D
CUSIP No. 89102P 20 3

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Diversified Holdings I, Inc. ("DHI")


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (X )
                                                                       (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
DHI is a Nevada Corporation. DHI does business in the State of Utah.

                           7)  SOLE VOTING POWER                              0
NUMBER OF
SHARES
                           ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                   11,407,268
OWNED BY
EACH
                           ----------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                                  0
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER             11,407,268

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.2%

14)  TYPE OF REPORTING PERSON
CO


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                                  SCHEDULE 13D
CUSIP No. 89102P 20 3

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Nexia Holdings, Inc. ("Nexia")


2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (X )
                                                                       (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Nexia is Incorporated in the State of Nevada. Nexia does business in the State of Utah

                           7)  SOLE VOTING POWER                              0
NUMBER OF
SHARES
                           ----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER                   11,407,268
OWNED BY
EACH
                           ----------------------------------------------------
REPORTING         9)  SOLE DISPOSITIVE POWER                                  0
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER             11,407,268

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         83.2%

14)  TYPE OF REPORTING PERSON
CO



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Item 1.  Security and Issuer

This schedule relates to common stock, par value $0.01 per share, of Ohana Enterprises, Inc. ("Common Stock"). Ohana Enterprises, Inc. ("Ohana") is a Delaware corporation with principal offices at 2899 Agoura Road, #168, Westlake Village, CA 91361.

Item 2.  Identity and Background

(a) This schedule is filed by Hudson Consulting Group, Inc., a Nevada corporation ("Hudson"); Diversified Holdings I, Inc., a Nevada Corporation ("DHI"); Nexia Holdings, Inc., a Nevada corporation ("Nexia") and Richard D. Surber, an individual ("Surber").

(b) The business address for Hudson, DHI, Nexia and Surber is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

(c) Hudson is a consulting company which provides financial and business consulting services. DHI is a holding company which owns interests in companies involved in the real estate and consulting business. DHI owns Hudson. Nexia is the parent corporation of DHI . The principal business of Surber is providing business and financial consulting services and the practice of law.

(d) Neither Hudson, DHI, Nexia nor Surber has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years, neither Hudson, DHI, Nexia nor Surber has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Hudson, Nexia and DHI are Nevada corporations. Surber is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Hudson

The voting control of 11,407,268 shares (83.2%) that are the basis for filing this schedule represent shares held in escrow to secure the purchase of a controlling interest in Ohana in exchange for a total cash payment of $300,000. The agreement provides that in the event of a default in making the payments required under the purchase agreement that Hudson acquires voting rights for all shares held in escrow, the $100,000 payment due on February 17, 2003 has not been received and Hudson has notified the escrow holder of the exercise of its rights under the agreements to exercise voting control over the 11,257,268 shares. Hudson owns 150,000 shares in its own name, not subject to the escrow or purchase agreements.

DHI

11,407,268 shares(83.2%) are attributed beneficially to DHI which owns Hudson.

Nexia

11,407.268 shares (83.2%) are attributed beneficially to Nexia which holds a controlling interest in DHI.


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Surber

11,407,268 shares(83.2%) are attributed beneficially to Surber who is the President and a Director of Hudson, DHI and Nexia.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of securities of Ohana and describes any plans or proposals resulting in material transactions with Ohana. Hudson is a consulting company which provides business and consulting services to small businesses. DHI is a holding company involved in real estate and consulting. Nexia is a holding company involved in real estate and consulting. Surber is a licensed attorney involved in consulting with small businesses.

Neither Hudson, DHI, Nexia nor Surber have any current plans to purchase additional shares or to dispose of any of their shares in Ohana.

Hudson obtained its secured interest in the Ohana shares pursuant to a Stock Purchase Agreement dated August 27, 2002 and is exercising voting control over those shares solely as a result of the breach of that agreement, a failure to make the provided for cash payment due February 17, 2003, on a timely basis. Hudson has no current plans to purchase additional shares or to dispose of any of its shares in Ohana. DHI, Nexia and Surber, to whom beneficial ownership of the Ohana shares are attributed, likewise have no current plans to cause Hudson to purchase additional shares or to dispose of any of its shares in Ohana

As the majority shareholder of Ohana, Hudson plans to exercise control of Ohana and work toward final payment of all sums due to it under the Stock Purchase Agreement, including voting to change the Board of Directors and management of Ohana. In the event that satisfactory payments cannot be made to Hudson, Hudson will then seek to divest Ohana of its ownership of Visual Interviews, Inc. back to the original shareholders of that corporation and Ohana will resort to being a shell corporation.

At present, Ohana is the parent corporation of its wholly owned subsidiary, Visual Interviews, Inc. Visual Interviews, Inc. provided services and products within the market segment of human resource professional services and outsourcing. Visual Interviews, Inc. was formerly known as Virtual Interviews, Inc.

Item 5.  Interest in Securities of the Issuer

(a) (i) The aggregate number of the class of securities, identified pursuant to
Item 1, owned by Hudson, is 150,000 and 11,257,268 over which Hudson exercises voting control. The percentage of the class of securities, identified pursuant to Item 1,controlled by Hudson, is 83.2%. (ii)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by DHI, Nexia and Surber is 11,407,268. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by DHI, Nexia and Surber is 83.2%.

(b) (i) For Hudson the number of shares as to which there is sole power to vote or to direct the vote is 11,407268, the number of shares with the shared power to vote or to direct the vote is 0. For DHI, Nexia and Surber, the number of shares with the sole power to dispose or to direct the disposition is 0, the number of shares with shared power to dispose or to direct the disposition is 11,407,268. Hudson is a consulting company which provides financial and business consulting services. DHI is a holding company which owns interests in companies involved in the real estate and consulting business. Nexia is a holding company involved in the real estate and consulting business. The principal business of Surber is providing business and financial

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consulting services and the practice of law.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.


 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Attached as Exhibit "A" is the "Stock Purchase Agreement" dated August 27, 2002. Attached as Exhibit "B" is the "Stock Pledge Agreement" dated August 27, 2002.

Item 7.  Material to Be Filed as Exhibits.

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Hudson Consulting Group, Inc., a Nevada corporation


Date: February 27, 2003                      /s/ Richard D. Surber
                                            -----------------------------------
                                            Richard D. Surber, President


                                   Diversified Holdings I, a Nevada corporation


Date: February 27, 2003                    /s/ Richard D. Surber
                               ------------------------------------------------
                                            Richard D. Surber, President


                                     Nexia Holdings, Inc., a Nevada corporation


Date: February 27, 2003                    /s/ Richard D. Surber
                               ------------------------------------------------
                                            Richard D. Surber, President




Date: February 27, 2003                    /s/ Richard D. Surber
                               ------------------------------------------------
                                Richard D. Surber

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).


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Exhibit "A"
                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement (the "Agreement") is made as of the 27th day of August, 2002 by and among HUDSON CONSULTING GROUP, INC., a Nevada corporation (the "Seller") and each of ISAAC P. SIMMONS, KATHRYN S. CHRISTMANN, GERARD NOLAN, DAVID CRONSHAW, INTERACTIVE IDEAS, JONATHAN THOMAS and PHILLIP CRAWFORD (each a "Purchaser" and collectively, "Purchasers").

                                                     RECITALS

               A. Seller owns all right, title and interest to an
                  aggregate of Two Million Eight Hundred
                  Eleven Thousand Nine Hundred (2,811,900) shares of the common stock, $0.001 par value (the "Shares") of Torchmail Communications, Inc., a Delaware corporation ("Torchmail"), which constitutes approximately Seventy-Nine and Seventy-Seven Hundredths percent (79.77%) of Torchmail's issued and outstanding common stock.

                 B. For the consideration and upon the terms and
                  conditions set forth herein, Seller
                  desires to sell and Purchasers desire to purchase the Shares.

         NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions hereinafter set forth, the parties hereto mutually agree as follows:

                                                     AGREEMENT

 1.  Purchase  and Sale of  Shares.
 ---------------------------
Subject to the terms and conditions hereof, Hudson will sell to Purchasers, and Purchasers will purchase from Hudson, the Shares for an aggregate purchase price of Three Hundred Thousand Dollars ($300,000) (the "Purchase Price").

 2. Payment of Purchase Price. The Purchase Price
             -------------------------
   shall be paid as follows:

       2.1 At the Closing, Purchasers shall
            deliver to Seller, by wire transfer or certified check, the sum of One Hundred Thousand Dollars
            ($100,000).

    2.2 On or before the one hundred twentieth
            (120th) day following the Closing,
            Purchasers shall deliver to Seller, by wire transfer or certified check, the sum of One Hundred Thousand
            Dollars ($100,000).

    2.3 On or before the one hundred eightieth
            (180th) day following the Closing,
            Purchasers shall deliver to Seller, by wire transfer or certified check, the remaining balance of One
            Hundred Thousand Dollars ($100,000).

    2.4 Payment of the obligations set forth i
            Sections 2.2 and 2.3 shall be secured
            by two-thirds (2/3) of the Shares and the Nine Million Three Hundred Eighty Four Thousand Five Hundred Forty Three (9,384,543) shares of Torchmail

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                           to be issued and sold to Purchasers in a separate
                           transaction (the "Torchmail Shares"). Payment of such obligations may be assigned by Purchasers to Torchmail. Furthermore, for every three dollars ($3.00) in funding raised by Torchmail after the Closing and prior to the one hundred eightieth (180th) day following the Closing, at least one dollar ($1.00) shall be held in escrow by Silicon Valley Law Group and paid to Hudson per the schedule in satisfaction of such obligations. Further, a prorated release of the Shares shall be released with each payment.

         3. Delivery. At the Closing, Seller shall deliver to Purchasers certificates representing one-third (1/3) of the Shares to be purchased by Purchasers together with duly executed stock powers permitting the transfer of such Shares by Purchasers , and shall deliver to Silicon Valley Law Group, pledgeholder ("Pledgeholder") certificates representing the remaining two thirds (2/3) of the Shares, in each case pro rata among all Purchasers. All certificates shall be issued in the names and quantities specified by Purchasers to Seller no less than one business day prior to the Closing.

         4.       Representations and Warranties of the Seller.
                  --------------------------------------------
Seller hereby represents and warrants to Purchasers as follows:

                  4.1 Corporate Organization and Authority. Seller is a corporation duly organized, validly existing, authorized to exercise all of its corporate powers, rights and privileges, and in good standing in the State of Nevada.

                  4.2 Title to Shares. Seller owns beneficially and of record, free and clear of any lien, option or other encumbrance, and has full power and authority to convey, free and clear of any lien or encumbrance, the Shares and upon delivery of and payment for such Shares as provided in this Agreement, Seller will convey to Purchasers good and valid title thereto, free and clear of any lien or other encumbrance.

                  4.3 Authority to Execute and Perform Agreement. Seller has the full legal right and power and all authority and approvals required to enter into, execute and deliver this Agreement and to perform fully Seller's obligations hereunder. This Agreement has been duly executed and delivered by Seller and is a valid and binding obligation of Seller enforceable in accordance with its terms, except as may be limited to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or involving creditors' rights. The execution and delivery by Seller of this Agreement and the performance by Seller of this Agreement in accordance with its terms and conditions will not (i) require the approval or consent of any federal, state, local or other governmental or regulatory body or the approval or consent of any other person; (ii) conflict with or result in any breach or violation of any of the terms and conditions of (or with notice or lapse of time or both, conflict with or result in any breach or violation of any of the terms and conditions of) any judgment or decree applicable to Seller or to the Shares, or any instrument, contract or other agreement to which Seller is a party or by or to which Seller is or the Shares are bound or subject; or (iii) result in the creation of any lien or other encumbrance on the Shares.

         4.4  Cyberenergy & Torchmail Stock Transaction.
Seller represents that the stock purchase

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agreement   of  June  30,  2001   between   Cyberenergy   Corp  and   Torchmail
Communications Inc. with any related transactions or amendments is cancelled and reversed prior to the closing.

         4.5 ERLY Industries transferred Assets & Liabilities. Sellers acquired the ERLY Industries public shell from bankruptcy and subsequently merged it with Torchmail. Seller represents that no assets or liabilities of the various ERLY Industries subsidiaries or other ERLY business combinations were transferred or assimilated to Torchmail at acquisition or thereafter. Further, Seller represents that the six year Directors & Officers Indemnification as well as other clauses therein which are included in the Hudson/ERLY September 12, 2000 agreement did not survive the merger into Torchmail and therefore are not a liability acquired by purchasers.

         5.  Representations and Warranties of Purchasers.
             --------------------------------------------
Each Purchaser represents and warrants to Seller as follows:

                  5.1 Authorization. This Agreement, when executed and delivered by such Purchaser, will constitute a valid and legally binding obligation of such Purchaser, enforceable in accordance with its terms, except as may be limited to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or involving creditors' rights.

                  5.2 Status of Purchasers. Each Purchaser is a national of, or resident in, the United States of America, and is an individual person or an estate, and not any other type of entity or organization.

                  5.3 Investment Representations. This Agreement is made upon the specific representation to Seller by each Purchaser that:

 (a) The Shares which such Purchaser will purchase hereunder will be acquired for his or her own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and such Purchaser has no present intention of selling, granting participation in or otherwise distributing the same, subject nevertheless to any requirement of law that the disposition of his or her property shall at all times be within his or her control.

 (b) Each Purchaser understands that the Shares will not be registered under the Securities Act, on the ground that the sale provided for in this Agreement is exempt pursuant to the "Section 4(1-1/2)" exemption of the Securities Act and that the reliance of Seller on such exemption is predicted in part on such Purchaser's representations set forth herein.

 (c) Each Purchaser acknowledges that he or she is able to fend for himself or herself in the transaction contemplated by this Agreement and has the ability to bear the economic risks of its investment pursuant to this Agreement.

 (d) Each Purchaser understands that the securities being purchased hereunder are restricted securities within the meaning of Rule 144 under the Securities
 Act; that such securities are not registered and must be held indefinitely unless they are subsequently registered or an exemption from such registration under Rule 144 will not be available for at least one year, and even

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then will not be available to the public, and (iii) other terms and conditions of Rule 144 are complied with; and that any sale of such securities may be made by such Purchaser only in limited amounts in accordance with such terms and conditions.

(e) Each certificate representing (a) the Shares and (b) any other securities issued in respect thereof upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event (unless no longer required in the opinion of counsel for the Company) shall be stamped or otherwise imprinted with legends substantially in the following form:

  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED UNLESS COVERED BY AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY SUCH TRANSFER IS EXEMPT FROM SUCH REGISTRATION.

                                 6. Covenants .
                                   ----------

         6.1 Market Value of Retained Shares. Purchasers and Seller acknowledge that Seller will continue to hold after the Closing an aggregate of One Hundred Fifty Thousand (150,000) shares of Torchmail's Common Stock (the "Retained Shares"). Purchasers and Seller further agree that in the event the Retained Shares fail to attain an average sales price (as reported on Bloomberg) of One Dollar ($1.00) per share for at least two hundred (200) trading days during the period commencing on the earlier of a) the date that is sixty (60) days after the commencement of trading on the OTCBB (or any successor exchange), b) 120 days from the date of this Agreement, and c) the final payment due pursuant to
         Section 2.3 hereof (the first to occur of (a), (b) and (c) shall be referred to herein as the "Commencement Date") and continuing for two
         (2) years thereafter, then as a one time adjustment Purchasers shall cause Torchmail to issue to Seller, within ten (10) days from receipt of written notice from Seller to be reviewed and agreed to by Purchasers (which written notice shall set forth in reasonable detail the date and amount of sales of the Retained Shares) that number of shares of Torchmail Common Stock as shall, when added to the sale proceeds from any of the Retained Shares so sold, have an aggregate market value of One Hundred Fifty Thousand Dollars ($150,000) as of the date of such new issuance. This covenant does not prohibit the Seller from disposing of shares prior to the Commencement Date; however, the Purchasers are not liable nor responsible to Seller for additional shares as described in this Section until the Commencement Date has occurred.

 6.2 Issuance of Additional Shares. After the Closing, Purchasers may cause Torchmail to issue up to an additional 6,000,000 shares of common stock for financing purposes, without any further consent or approval from Hudson.

 6.3 Payment Proceeds Use. Seller agrees that either with cash on hand or from the initial payment of Purchaser, liabilities of the acquired Torchmail Communications Inc. will be zero ($0.0). The sole exception to this will be a balance sheet record for $17,500 for an

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         obsolete debt accrued for Postlewaite & Netterville Accounting incurred during the ERLY Industries bankruptcy. Seller retains all responsibility (if any) and offers Purchaser indemnification per sub-paragraph 6.4 below.

                  6.4 Postlewaite & Netterville Indemnification. Seller indemnifies Torchmail and Purchaser from the debt and any possible incidental or consequential damages associated with this accrued balance sheet. This indemnification will be in force until the statute of limitations relative to the debt expires or Hudson provides documentation voiding the debt.

                  6.5 Reliance and Adjustments. Purchasers have relied upon the Seller to provide documentation, information and question responses that were current accurate and complete. If this reliance proves to change or is incorrect in a material manner then Purchasers reserve the right to either delay or offset payment until the issue is resolved or if after full payment is made then seek recourse from Seller. If for any reason this occurs the scheduled payment or portion thereof will be held in escrow by the pledgeholder. Purchasers will only take action in the event of a material impact to the company and will not act in an arbitrary manner. Notification to Seller will be given 10 working days before any action is taken by Purchasers.

                  6.6 Officer Elections & Resignations. In conjunction with the closing the following Board of Director changes will be conducted: all but one of Torchmail's current Directors will tender their resignations and the remaining Director will appoint Cathy Thompson and Michael Avatar as Directors of Torchmail. Further, concurrent with transfer of the final payment from Pledgeholder to Seller the single remaining Hudson appointed Director will resign.

                  6.7 Anti-Dilution. Notwithstanding anything in this Agreement to the contrary, Seller shall maintain voting control over 51% of the outstanding voting control of Torchmail until the obligations set forth in Sections 2.2 and 2.3 hereof shall have been satisfied in full. Purchasers agree to cause Torchmail to take any reasonable action to comply with this Section 6.7, including but not limited to the issuance of additional shares of common stock to Seller.

         7.  Miscellaneous.
             -------------

  7.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Utah.

                  7.2 Survival. The representations, warranties, covenants, and agreements made herein shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby.

                  7.3 Successors and Assigns. Except as otherwise expressly provided herein, and the provision hereof shall inure to the benefit of and be binding upon the successors, assigns, heirs, executors, administrators of the parties hereto and all subsequent holders of the Shares.


                                   Page 13 of

                  7.4 Entire Agreement; Amendment. This Agreement and the other documents and agreements delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. This Agreement may only be amended in writing signed by the Seller and the holders of a majority of the outstanding Shares sold hereunder.

                  7.5 Notices. Except as otherwise provided all notices and other communications require or permitted hereunder shall be in writing and shall be mailed by first-class mail, postage prepaid, addressed to their respective addresses as provided by Purchasers and Seller or to such other address as each may have furnished to the others in writing.
                  7.6 Expenses. Whether or not the transactions contemplated hereby are consummated, each party shall pay its own expenses in connection with the transaction.

                  7.7 Waiver of Breach or Default. Neither Seller nor any Purchaser shall waive any right, power or remedy accruing hereunder unless such waiver is in writing signed by the party to be charged. The waiver of any breach or default hereunder shall not constitute the waiver of any other breach or default. All remedies under this Agreement or by law or otherwise afforded to Seller or any Purchaser shall be cumulative and not alternative.

                  7.8 Legal Fees. The prevailing party in any legal action or arbitration proceeding brought by one party against the other shall be entitled, in addition to any other rights and remedies, to reimbursement for its expenses incurred thereby, including court costs and reasonable attorney's fees.

                  7.9 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

                                   Page 14 of

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year herein above first written.


PURCHASERS:       /s/ Issac P. Simmons
                 ----------------------------------
                 ISAAC P. SIMMONS

                  /s/ Kathryn A. Christmann
                 --------------------------------
                 KATHRYN S. CHRISTMANN

                  /s/ Gerard Nolan
                 --------------------------------------
                 GERARD NOLAN

                  /s/ David Cronshaw
                 -----------------------------------
                 DAVID CRONSHAW

                 INTERACTIVE IDEAS

                 By: /s/ Neal Weisman
                     ------------------------------
                 Name: Neal Weisman
                 Title: President

                  /s/ Jonathan Thomas
                 ----------------------------------
                 JONATHAN THOMAS

                  /s/ Phillip Crawford
                 ------------------------------------
                 PHILLIP CRAWFORD


SELLER:          HUDSON CONSULTING GROUP, INC.

                 By:    /s/ Richard Surber
                      -------------------------------
                       President







                                   Page 15 of

Exhibit "B"

                             STOCK PLEDGE AGREEMENT


         THIS STOCK PLEDGE AGREEMENT (this "Agreement") is entered into as of August 27, 2002 by and among HUDSON CONSULTING GROUP, INC., a Nevada corporation ("Secured Party"), ISAAC P. SIMMONS, KATHRYN S. CHRISTMANN, GERARD NOLAN, DAVID CRONSHAW, INTERACTIVE IDEAS, JONATHAN THOMAS and PHILLIP CRAWFORD (each a "Pledgor" and collectively 'Pledgors"), and SILICON VALLEY LAW GROUP, a law corporation ("Pledgeholder") under the following circumstances:

         A. Pursuant to a Stock Purchase Agreement dated as of August 16, 2002, by and among Secured Party and Pledgors (the "Stock Purchase Agreement"), Pledgors have purchased an aggregate of Two Million Eight Hundred Eleven Thousand Nine Hundred (2,811,900) shares of common stock of Torchmail Communications, Inc., a Delaware corporation (the "Company") owned by Secured Party for aggregate consideration of $300,000, of which $200,000 is due and payable according to the terms of Sections 2.2 and 2.3 of the Stock Purchase Agreement.

         B. To induce Secured Party to enter into the Stock Purchase Agreement, Pledgors desire to grant to Secured Party a security interest in Pledgors' shares of the Common Stock issued by the Company, upon the terms and conditions hereinafter set forth.

         NOW, THEREFORE, the parties hereto agree as follows:

         1.                Definitions.  As used in this Agreement,

 a. "Collateral" means (i) 1,872,725 of the shares of the Company's Common Stock purchased by Pledgors from Secured Party pursuant to the Stock Purchase Agreement and (ii) up to 9,384,543 shares of the Company's Common Stock which Pledgors may now or later acquire.

 b. "Lien" means any security interest,  mortgage,  pledge,  lien,  attachment,
 claim,  charge,   encumbrance,   or  agreement  retaining  title  covering  the
 Collateral.

 c. "Obligations" means all obligations of Pledgors to repay Secured Party the sum of Two Hundred Thousand Dollars ($200,000) pursuant to the terms of the Stock Purchase Agreement.

 d. "Stock Distributions" means all substitutions and exchanges for and all distributions with respect to stock and rights related to stock that is Collateral, including but not limited to dividends, splits, adjustments, reclassifications, options and warrants.

  e. Terms defined in the Uniform Commercial Code of the State of Utah not

                                   Page 16 of
otherwise defined in this Agreement are used in this Agreement as defined in such Code on the date of this Agreement.

  2. Grant of Security Interest. For value received, receipt of which is hereby acknowledged, Pledgors grant Secured Party a security interest in the Collateral to secure payment and performance of the Obligations. Contemporaneously with the execution and delivery of this Agreement, Pledgors shall deliver the stock certificates, any other documents or instruments representing the Collateral, and executed Stock Assignments Separate From Certificate for such stock certificates to Pledgeholder to be held by Pledgeholder subject to the terms and conditions hereof.

  3. Appointment of Pledgeholder. Secured Party and Pledgors appoint and designate Pledgeholder for the purpose of retaining physical possession of the certificates or instruments representing or evidencing the Collateral. Pledgeholder accepts such appointment and agrees to serve in such capacity.

         4.       Pledgors' Covenants:  Pledgors promise:

 a. To indemnify Secured Party against losses due to negligence or criminal act, including reasonable attorneys' fees, caused to Secured Party by reason of its interest in the Collateral.

 b. To pay all taxes when due; except when disputed in good faith.

 c. To give Secured Party notice of any litigation that if determined adversely may have a material adverse effect on Pledgors or any of the Collateral.

 d. Not to sell, lease, transfer, or otherwise dispose of the Collateral.

 e. Not to permit Liens on the Collateral (other than the Lien created pursuant to this Agreement or the attendant Stock Purchase Agreement).

 f. To perform all acts necessary to maintain, preserve, and protect the Collateral.

 g. To notify Secured Party promptly in writing of any "Event of Default" (as defined herein) or any other development that might have a material adverse effect on the Collateral.

 h. To execute and deliver to Secured Party all financing statements and other documents that Secured Party reasonably requests, to maintain a first perfected security interest in the Collateral.

 i. To furnish Secured Party all appropriate reports relating to the Collateral at Secured Party's reasonable request.

 5. Secured Party's Collection of Proceeds. After an Event of Default (as defined herein), Secured Party may direct the Company to make all payments and distributions with respect to the Collateral directly to Secured Party. Pledgors promise to immediately pay all reasonable expenses

                                   Page 17 of
  incurred by Secured Party in connection with the collection of any such payments and distributions.

 6. Event of Default. The occurrence of any of the following shall constitute an "Event of Default" and shall give Secured Party the right, upon ten (10) days' prior written notice to Pledgors, to do any one or more of the following:
 (i) make any delinquent sums owing under Sections 2.2 and 2.3 of the Stock Purchase Agreement immediately due and payable; and (ii) exercise any other right or remedy provided by contract or applicable law:

 a. Pledgors shall fail to make any payment when due under Sections 2.2 and 2.3 of the Stock Purchase Agreement; or

 b. A petition or action for relief shall be filed by or against Pledgors under the Federal Bankruptcy Code, Title 11 of the U.S. code, as in effect from time to time, or under any other law relating to bankruptcy, insolvency, reorganization, moratorium, creditor composition, arrangement or any other relief for debtors; the appointment of a receiver, trustee, custodian or liquidator of or for any part of the assets or property of Pledgors; Pledgors shall make a general assignment for the benefit of creditors; Pledgors shall fail to pay their respective debts generally as they become due; or the death or incapacity of Pledgors.

 7. Pledgors' Warranties and Representations. Pledgors covenant, warrant, and represent as follows:

 a. Pledgors own the Collateral free and clear of any Liens except the security interest created by this Agreement. This Agreement is a valid and binding obligation of Pledgors. This Agreement creates a security interest enforceable against the Collateral in which Pledgors now have rights, and will create a security interest enforceable against the Collateral in which Pledgors later acquire such rights, when and if Pledgors acquire such rights.

 b. Neither the execution and delivery of this Agreement, nor the taking of any action in compliance with it, will to the best knowledge of Pledgors, (1) violate or breach any law, regulation, rule, order, or judicial action binding on Pledgors, or any agreement to which any Pledgor is a party; or (2) result in the creation of a lien against the Collateral except that created by this Agreement or the attendant Stock Purchase Agreement.

                  c.       No Event of Default exists.

                  d.       Pledgors own and have possession of the Collateral.

 8. Secured Party's Duties. Secured Party has no duty or liability with respect to the Collateral except to exercise reasonable care while it is in Secured Party's possession.

 9. Pledgors' Acknowledgements and Waivers.

 a. Pledgors shall continue to be obligated under this Agreement, and its provisions shall remain in full force and effect notwithstanding:

                                   Page 18 of

 i. Secured Party's waiver of or failure to enforce any of the terms, covenants, or conditions relating to the Obligations; or

 ii. Any release or substitution of any real or personal property or other security then held by Secured Party for the performance of the Obligations.

 b. The obligations of Pledgors under this Agreement shall in no way be affected by:

 i. The cessation, from any cause whatsoever, whether consensual or by operation of law, of the liability of the Company to Secured Party, other than payment in full of the Obligations; or

  ii. Any voluntary or involuntary proceeding under the laws of any jurisdiction to which Pledgors may become subject seeking liquidation, reorganization, or other relief with respect to Pledgors' debts under any bankruptcy, insolvency or other similar law.

                  c. Secured Party may enforce this Agreement without the necessity of resorting to or exhausting any security or collateral. Pledgors waives the right to require Secured Party to proceed against any other party, to foreclose any lien on any real or personal property owned by the Company or any other party, or to exercise any other right or remedy.

                  d. Nothing contained in this Agreement shall prevent Secured Party from exercising any rights or remedies relating to the Obligations or any of them, and the exercise of any of such rights or remedies shall not constitute a legal or equitable discharge of Pledgors.

                  e. This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any Obligation is rescinded or must otherwise be returned by Secured Party upon the insolvency, bankruptcy, or reorganization of the Company, any guarantor, Pledgor or otherwise, all as though such payment had not been made.

         10. Termination. This Agreement will terminate when Pledgors complete performance of all of the Obligations. Upon the termination of this Agreement, Pledgeholder shall immediately return the Collateral to Pledgors. Notwithstanding the foregoing, however, upon any payments by Pledgors to Secured Party under the Stock Purchase Agreement, Pledgeholder shall immediately release a pro rata portion of the Collateral to Pledgors.

         11.      Remedies.  If any Event of Default occurs and is continuing:

                  a.                Secured Party may:

  (1) Declare the delinquent Obligations in default and immediately due and payable;

  (2) Exercise all rights and remedies available to a secured creditor

                                   Page 19 of
after default, including but not limited to the rights and remedies of secured creditors under the Utah Uniform Commercial Code and the rights and remedies set forth in this Agreement;

 (3) At its option and with ten (10) days' prior written notice to Pledgors, transfer and register the Collateral or any part of it in Secured Party's name or the name of its nominees; collect and enforce payment with respect to the Collateral; and exercise all rights, options, and privileges with respect to the Collateral, and deliver it in that connection to any appropriate person or agency; and

 (4) Conduct one or more commercially reasonable public or private sales or other dispositions of the Collateral. Any such sale or other disposition may be private although a higher price might have been obtained for the Collateral at a public sale pursuant to a registration statement effective under the Securities Act of 1933, as amended, or in compliance with any other applicable laws or regulations. Any sale may be conducted by an auctioneer or by an officer, attorney or agent for Secured Party. Secured Party may purchase the Collateral at any such sale.

 b. Secured Party's notice of the time and place of public sale of the Collateral, or the time on or after which a private sale or other disposition of the Collateral will be made, is reasonable if sent to Pledgors in the manner for giving notice at least ten (10) days before the public or private sale.

                  c.                Pledgors must:

 (1) Assemble all records relating to the Collateral and make them available to Secured Party as Secured Party directs; and

  (2) Execute all documents and instruments upon Secured Party's request that Secured Party considers necessary or advisable to exercise its rights under this Agreement.

                  d. The proceeds of any sale shall be applied in the following order: (a) to pay the Obligations; (b) to pay the reasonable expenses of retaking, holding, preparing for sale, selling and the like, reasonable attorneys' fees and legal expenses incurred by Secured Party; (c) to pay the Obligations secured by the security interest herein created, and (d) the surplus, if any, to the person or persons entitled thereto.

         12. Voting. As long as no Event of Default shall have occurred and is continuing, and subject to other applicable provisions of this Agreement, Pledgors shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral or any part thereof for any purpose not prohibited by the terms of this Agreement. Upon the occurrence and during the continuance of an Event of Default, all rights of Pledgors to exercise the voting and other consensual rights which they would otherwise be entitled to exercise hereunder shall cease, and all such rights shall thereupon become vested in Secured Party, which shall thereupon have the sole right to exercise such voting and other consensual rights.

                                   Page 20 of

 13. Waiver by Secured Party. No forbearance, failure or delay by Secured Party in exercising any right, power or remedy hereunder shall be deemed to be a waiver of such right, power or remedy, and any single or partial exercise of any right, power or remedy hereunder shall not preclude the further exercise thereof; and every right, power and remedy of Secured Party shall continue in full force and effect until such right, power or remedy is specifically waived by an instrument in writing executed by Secured Party.

 14. Survival of Representations and Warranties. Pledgors' representations and warranties made in this Agreement shall survive its execution and delivery and shall expire upon the termination of this Agreement pursuant to its terms.

 15. Assignment. Secured Party may assign or transfer Secured Party's rights and interest under this Agreement in connection with any assignment or transfer of the Note. Any other assignment or transfer of either party's rights hereunder shall require the prior written consent of the other party hereto, which shall not be unreasonably withheld or delayed.

 16. Governing Law. The construction and interpretation of this Agreement shall be governed by the laws of the State of Utah.

 17. Jurisdiction and Venue; Waiver of Jury Trial. Pledgors consent to the exclusive jurisdiction and venue of the state courts located in Salt Lake County, Utah, or federal courts for the 10th District of Utah. Service of process by Secured Party in connection with any dispute arising under or relating to this Agreement shall be binding on Pledgors if sent to Pledgors by registered mail at the address specified in the paragraph relating to delivery of notices herein.

 18. Entire Agreement; Modification; Waiver. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and this Agreement supersedes all prior and contemporaneous agreements, representations, and understandings of the parties with respect to such subject matter. There are no agreements, representations, or warranties between the parties hereto with respect to such subject matter other than those set forth in this Agreement or the documents and agreements referred to in this Agreement or in the Stock Purchase Agreement. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the part making the waiver.

 19. Notices. Any notices required or permitted to be given by this Agreement shall be mailed via certified mail, return receipt requested, postage prepaid, shipped via Federal Express "next- day courier delivery" or transmitted via telecopier (with a duplicate sent via first class mail) as follows:

 To Pledgors:   Virtual Interviews, Inc            With a copy to:
                5400 Oak Park Lane #203            Silicon Valley Law Group
                Oak Park, California 94070         San Jose, CA  95112

                                   Page 21 of

                         Attn: Cathryn S. Gawne,            Esq
         .
         To Secured Party:          Hudson Consulting Group, Inc
                                  268 West 400 South, Suite 300
                                    Salt Lake City, Utah 84101


         To Pledgeholder:           Silicon Valley Law Group
                                    152 N. 3rd Street, Suite 900
                                    San Jose, CA  95112
                                    Attn:  Cathryn S. Gawne, Esq.

Notice shall be deemed given: (1) on the fourth business day after such notice is deposited in the U.S. Mail via certified mail, return receipt requested; (2) on the first business day after such notice is deposited with Federal Express for "next day" delivery; or (3) on the date sent via telecopier as described above, or (4) upon personal service to the address stated. The parties shall promptly give written notice to each other of any change of address, and mailing or shipment to the addresses stated herein shall be deemed sufficient unless written notification of a change of address has been received.

 20. Headings. The Section headings in this Agreement are included for the convenience of reference only and shall not constitute a part of this Agreement for any purpose.

  21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

                                   Page 22 of

         IN WITNESS WHEREOF, the parties hereto have entered into this Stock Pledge Agreement as of the date first set forth above.

      'PLEDGORS'

                /s/ Isaac P. Simmons
               ------------------------------------------
               ISAAC P. SIMMONS

                /s/ Kathryn A. Christmann
               -------------------------------------
               KATHRYN S. CHRISTMANN

                /s/ Gerard Nolan
               ------------------------------------------
     GERARD NOLAN

                /s/ Davis Cronshaw
               ----------------------------------------
    DAVID CRONSHAW

               INTERACTIVE IDEAS, a California corporation

               By:    /s/ Neal Weisman
                    --------------------------------
  Name: Neal Weisman
   Title: President

                /s/ Jonathan Thomas
               --------------------------------------
    JONATHAN THOMAS

                /s/ Phillip Crawford
               -----------------------------------------
   PHILLIP CRAWFORD


               'SECURED PARTY"
               HUDSON CONSULTING GROUP, INC.


               By:    /s/ Richard Surber
                    -----------------------------------


                                 "PLEDGEHOLDER"
                            SILICON VALLEY LAW GROUP


                          By:    /s/ Cathryn S. Gawne
                         -----------------------------------




                                   Page 23 of